Exhibit 4.1

                           RIGHTS AGREEMENT AMENDMENT



     THIS RIGHTS AGREEMENT AMENDMENT (this "AMENDMENT") to the Rights Agreement, dated as of March 30, 1998 (the "RIGHTS AGREEMENT"), is made and entered into as May 9, 2001, by and between Brilliant Digital Entertainment, Inc., a Delaware corporation (the "COMPANY") and U.S. Stock Transfer Corporation, as Rights Agent (the "RIGHTS AGENT").

     The Company and the Rights Agent have heretofore executed and delivered the Rights Agreement. Pursuant to Section 28 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement in accordance with the provisions of Section 28 thereof.

     In consideration of the foregoing premises and mutual agreements set forth in the Rights Agreement and this Amendment, the parties hereto agree as follows:

     1. The definition of "Acquiring Person" in Section 1 of the Rights Agreement is hereby amended and restated to read in its entirety as follows:

     ""Acquiring Person" shall mean (i) any Person (as hereinafter defined) who is an Adverse Person (as hereinafter defined), or (ii) any Person who or which, together with all Affiliates (as hereinafter defined) and Associates (as hereinafter defined) of such Person, shall, subsequent to the Declaration Date, become the Beneficial Owners (as hereinafter defined) of 15% or more of the shares of Common Stock then outstanding, but shall not include (x) an Exempt Person (as hereinafter defined), (y) any Permitted Holder (as hereinafter defined) or (z) any Person who becomes a Beneficial Owner of 15% or more of the shares of Common Stock then outstanding solely because (1) of a change in the aggregate number of shares of Common Stock outstanding since the last date on which such Person acquired Beneficial Ownership of any shares of Common Stock, or (2) it acquired such Beneficial Ownership in the good faith belief that such acquisition would not (A) cause such Beneficial Ownership to exceed 15% of the shares of Common Stock then outstanding (or, in the case of a Permitted Holder, the percentage a Permitted Holder may hold without ceasing to be a Permitted Holder) and such Person relied in good faith in computing the percentage of its Beneficial Ownership on publicly filed reports or documents of the Company which are inaccurate or out-of-date, or (B) otherwise cause a Distribution Date or the adjustment provided for in Section 14 to occur. Notwithstanding clause (z) of the prior sentence, if any Person that is not an Acquiring Person because of the operation of such clause (z) does not reduce its Beneficial Ownership of shares of Common Stock to 15% or less (or, in the case of a Permitted Holder, the percentage the Permitted Holder may hold without ceasing to be a Permitted Holder) by the close of business on the fifth Business Day after notice from the Company (the date of notice being the first day) that such Person's Beneficial Ownership of Common stock so exceeds 15% (or, in the case of a Permitted Holder, the percentage the Permitted Holder may hold without ceasing to be a Permitted Holder), such Person shall, at the end of such five Business Day period, become an Acquiring Person (and clause (z) shall no longer apply to such Person). For purposes of this definition, the determination whether any Person acted in "good faith" shall be conclusively determined by the Board of Directors, acting by a vote of those directors of the Company whose


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approval would be required to redeem the Rights under Section 25.
Notwithstanding anything in this Rights Agreement, none of Harris Toibb and/or any of his Affiliates and/or Associates, whether or not acting together (collectively, "Toibb"), or any other Person, shall become an "Acquiring Person" as the result of (x) entering into, performing the terms of, or consummating the transactions contemplated by the Note and Warrant Purchase Agreement, dated as of April 19, 2001, as amended from time to time (the "Purchase Agreement"), between the Company and Harris Toibb, (y) the conversion into Common Stock of the indebtedness underlying the Convertible Promissory Note issued or to be issued to Toibb pursuant to the Purchase Agreement, or (z) the purchase of shares of Common Stock upon exercise of the Common Stock Purchase Warrant issued or to be issued to Toibb pursuant to the Purchase Agreement (collectively, the "Toibb Investment Agreements")."

     2. The definition of "Exempt Person" in Section 1 of the Rights Agreement is hereby amended and restated to read in its entirety as follows:

     ""Exempt Person" shall include (i) the Company, (ii) any Subsidiary (as hereinafter defined) of the Company, (iii) any employee benefit plan of the Company or any of its Subsidiaries, or any entity holding shares of Common Stock which was organized, appointed or established by the Company or any Subsidiary of the Company for or pursuant to the terms of any such plan, and (iv) Toibb; PROVIDED that if after the date hereof the aggregate Beneficial Ownership of Common Stock of Toibb increases to an amount greater than 35% of the shares of Common Stock then outstanding, then Toibb shall no longer be deemed to be an Exempt Person.

     3. Section 3(a) of the Rights Agreement is further amended by adding a new sentence as the final sentence thereto, which shall read in its entirety as follows:

     "Notwithstanding anything in this Rights Agreement to the contrary, a Distribution Date shall not be deemed to have occurred solely as a result of (i) the approval, execution or delivery of the Toibb Investment Agreements, or (ii) or the performance of the terms of the Toibb Investment Agreements, or (iii) the acquisition by Toibb of Beneficial Ownership of Common Stock in an amount less than or equal to 35% of the shares of Common Stock then outstanding."

     4. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles of such state.

     5. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed an original, and all such counterparts shall together constitute but one and the same instrument.

     6. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.


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     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

                                          BRILLIANT DIGITAL ENTERTAINMENT, INC.

                                          By:   /S/ ROBERT CHMIEL
                                              ---------------------------------
                                                 Robert Chmiel
                                          Title: Chief Operating Officer and
                                                 Chief Financial Officer


                                          U.S. STOCK TRANSFER CORPORATION

                                          By:   /S/ RICHARD BROWN
                                              ---------------------------------
                                                 Richard C. Brown
                                          Title: Vice President


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